SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
SCHEDULE 13D

(Amendment No. 5)

Under the Securities Exchange Act of 1934

Yahoo! Inc.

(Name of Issuer)

Common Stock, $.001 Par Value

(Title of Class of Securities)

984332106
(CUSIP Number)

Third Point LLC
390 Park Avenue, 18th Floor
New York, NY 10022
(212) 224-7400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

(with copies to)
Michael A. Schwartz, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019
(212) 728-8267

February 17, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 984332106	Page 2 of 7 Pages
1	NAME OF REPORTING PERSON Third Point LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 70,250,400 (see Item 5)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 70,250,400 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 70,250,400 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.66%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 984332106	Page 3 of 7 Pages
1	NAME OF REPORTING PERSON Daniel S. Loeb
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 70,250,400 (see Item 5)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 70,250,400 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 70,250,400 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.66%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 984332106	Page 4 of 7Pages
1	NAME OF REPORTING PERSON Harry J. Wilson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 25,000
8	SHARED VOTING POWER 0
9	SOLE DISPOSITIVE POWER 25,000
10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,000 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Item 1.                                Security and the Issuer

This Amendment No. 5 to Schedule 13D (this “Amendment No. 5”) relates to the shares of Common Stock of Yahoo! Inc. (the “Issuer”) and amends the Schedule 13D filed on September 8, 2011 (the “Original Schedule 13D”), as amended by each of Amendment No. 1 thereto filed on September 14, 2011, Amendment No. 2 thereto filed on November 4, 2011, Amendment No. 3 thereto filed on December 13, 2011 and Amendment No. 4 thereto filed on February 14, 2012 (the Original Schedule 13D, and as amended by such Amendments No. 1, No. 2, No. 3., No. 4 and this Amendment No. 5, the “Schedule 13D”).  Unless the context otherwise requires, references herein to the “Common Stock” are to such Common Stock of the Issuer.  The principal executive offices of the Issuer are located at 701 First Avenue, Sunnyvale, California 94089.

This Amendment No. 5 is being filed by Third Point LLC, a Delaware limited liability company (the “Management Company”), Daniel S. Loeb (“Mr. Loeb” and, together with the Management Company, the “Third Point Reporting Persons”) and Harry J. Wilson (“Mr. Wilson” and, together with the Third Point Reporting Persons, the “Reporting Persons”).

This Amendment No. 5 is being filed to amend Item 2, Item 3, Item 4, Item 5, Item 6 and Item 7 of the Schedule 13D as follows:

Item 2.                                Identity and Background.

Items 1(a), (b), (c), (d), (e) and (f) of the Schedule 13D are amended to reflect the following:

(a) This Schedule 13D is being filed by each of the Reporting Persons.

(b) The business address of Mr. Wilson is 2 Overhill Road, Suite 400, Scarsdale, NY 10583.

(c) The principal business of Mr. Wilson is as the Chairman and CEO of MAEVA Group LLC, a corporate turnaround and restructuring boutique; the business address of MAEVA Group LLC is 2 Overhill Road, Suite 400, Scarsdale, NY 10583.

(d), (e)  During the last five years, Mr. Wilson has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Wilson is a citizen of the United States of America.

Item 3.                                 Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is amended to reflect the following:

The Funds expended an aggregate of approximately $967,394,100 of their own investment capital in open market transactions (and including upon the exercise of options) to acquire the 70,250,400 shares of Common Stock held by them.

Mr. Wilson expended an aggregate of approximately $376,750 of his own personal funds  in open market transactions to acquire the 25,000 shares of Common Stock held by him.

Item 4.  Purpose of Transaction.

Item 4 of the Schedule 13D is amended to reflect the following:

Mr. Wilson acquired his shares of Common Stock subject to this Schedule 13D for investment purposes.  As set forth in Amendment No. 4 to this Schedule 13D, Mr. Wilson has agreed to serve as one of the Third Point Nominees for election to the Issuer’s Board at the 2012 Annual Meeting.  Other than as set forth in this Schedule 13D, Mr. Wilson has no present plans or proposals that relate to or would result in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D.

*              *              *

In connection with their intended proxy solicitation, Third Point LLC and certain of its affiliates intend to file a proxy statement with the Securities and Exchange Commission (the “SEC”) to solicit stockholders of the Issuer.  THIRD POINT LLC STRONGLY ADVISES ALL STOCKHOLDERS OF THE ISSUER TO READ THE PROXY STATEMENT WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION, INCLUDING INFORMATION RELATING TO THE PARTICIPANTS IN ANY SUCH PROXY SOLICITATION.  SUCH PROXY STATEMENT, WHEN FILED, AND ANY OTHER RELEVANT DOCUMENTS WILL BE AVAILABLE AT NO CHARGE ON THE SEC'S WEBSITE AT HTTP://WWW.SEC.GOV.

THIRD POINT PARTICIPANT INFORMATION

In accordance with Rule 14a-12(a)(1)(i) under the Securities Exchange Act of 1934, as amended, the following persons are anticipated to be, or may be deemed to be,  participants in any such proxy solicitation: Third Point LLC,  Daniel S. Loeb, Third Point Offshore Master Fund LP, Third Point Ultra Master Fund LP, Third Point Partners L.P., Third Point Partners Qualified L.P., Third Point Reinsurance Co. Ltd., Lyxor/Third Point Fund Limited, dbX-Risk Arbitrage 11 Fund, Harry J. Wilson, Michael J. Wolf and Jeffrey A. Zucker.  Certain of these persons hold direct or indirect interests as follows: Third Point LLC beneficially owns 70,250,400 shares of Common Stock; Mr. Loeb beneficially owns 70,250,400 shares of Common Stock; Third Point Offshore Master Fund L.P. may be deemed to beneficially own 35,728,500 shares of Common Stock; Third Point Ultra Master Fund LP may be deemed to beneficially own 13,597,700 shares of Common Stock; Third Point Partners L.P. may be deemed to beneficially own 2,279,400 shares of Common Stock; Third Point Partners Qualified L.P. may be deemed to beneficially own 11,574,000 shares of Common Stock; Third Point Reinsurance Co. Ltd. may be deemed to beneficially own 4,249,700 shares of Common Stock; Lyxor/Third Point Fund Limited may be deemed to beneficially own 1,820,400 shares of Common Stock; dbX-Risk Arbitrage 11 Fund may be deemed to beneficially own 1,000,700 shares of Common Stock; Mr. Wilson beneficially owns 25,000 shares of Common Stock; and Messrs. Wilson, Wolf, Zucker and Loeb each have an interest in being nominated and elected as a director of the Issuer.

Item 5.                                Interest in Securities of the Issuer.

Items 5(a), (b), (c) and (d) of the Schedule 13D are amended to reflect the following:

(a)          As of the date of this Schedule 13D, (i) the Third Point Reporting Persons beneficially own an aggregate of 70,250,400 shares of Common Stock (the “Third Point Shares”), consisting of 70,250,400 shares of Common Stock held by the Funds and (ii) Mr. Wilson beneficially owns an aggregate of 25,000 shares of Common Stock (the “Wilson Shares”).  The Third Point Shares represent 5.66% of the Common Stock outstanding, and the Wilson Shares represent 0.00% of the Common Stock outstanding.  Percentages of the Common Stock outstanding reported in this Schedule 13D are calculated based upon the 1,240,298,990 shares of Common Stock outstanding as of October 31, 2011, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2011, filed by the Issuer with the Securities and Exchange Commission on November 7, 2011.  By reason of the agreement between the Management Company and Mr. Wilson with respect to Mr. Wilson serving as a Third Point Nominee, the Third Point Reporting Persons and Mr. Wilson may be deemed to have formed a group within the meaning of Rule 13d-5(b) under the Securities Exchange Act of 1934, as amended, and each may therefore be deemed to beneficially own the shares of Common Stock beneficially owned by the other.

(b)          Mr. Wilson has sole voting and dispositive power over the Wilson Shares.

(c)          Set forth on Schedule I to this Amendment No. 5 are all transactions in Common Stock effected by the Third Point Reporting Persons since February 14, 2012.  Set forth on Schedule II to this Amendment No. 5 are all transactions in Common Stock effected by Mr. Wilson in the 60 days preceding the filing of this Amendment No. 5.

(d)          No other person is known to have the right to receive, or the power to direct the receipt of, dividends from or proceeds from the sale of, the Wilson Shares.

Item 6.                                Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is amended to reflect the following:

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13D as Exhibit 99.6, with respect to the joint filing of this Schedule 13D and any amendment or amendments hereto.

Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to the securities of the Issuer.

Item 7.                                Material to be filed as Exhibits.

1.	Exhibit 99.6 - Joint Filing Agreement, dated as of February 27, 2012

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: February 27, 2012                                                        THIRD POINT LLC

By: /s/ William Song
Name: William Song
Title: Attorney-in-Fact

Dated: February 27, 2012                                                        DANIEL S. LOEB

/s/ William Song
Name: William Song
Title: Attorney-in-Fact

Dated: February 27, 2012                                                        HARRY J. WILSON

/s/ Harry J. Wilson

SCHEDULE I

This Schedule I sets forth information with respect to each purchase and sale of Shares which was effectuated by a Third Point Reporting Person since February 1, 2012.  Unless otherwise indicated, all transactions were effectuated in the open market through a broker.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
2/15/2012	1,349,700	15.20981

1  Represents the weighted average purchase price for such shares.  The actual purchase prices ranged from $15.1990 to $15.2408 per share.

SCHEDULE II

This Schedule II sets forth information with respect to each purchase and sale of Common Stock effectuated by Mr. Wilson within the 60 days preceding the filing of this Amendment No. 5.  Unless otherwise indicated, all transactions were effectuated in the open market through a broker.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
2/17/2012	25,000	15.0700